                       SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C.  20549

                              ___________________
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1


              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ___________________
                            SMT HEALTH SERVICES INC.

                              ____________________
                           (NAME OF SUBJECT COMPANY)


                         THREE RIVERS ACQUISITION CORP.
                           THREE RIVERS HOLDING CORP.

                              ____________________
                                   (BIDDERS)


                         COMMON STOCK, PAR VALUE $0.01
                       (INCLUDING THE ASSOCIATED RIGHTS)


                             ______________________
                         (TITLE OF CLASS OF SECURITIES)


                                  784585 10 1
                              -------------------
                         (CUSIP NUMBER OF COMMON STOCK)



                              MR. JOSHUA J. HARRIS
                           THREE RIVERS HOLDING CORP.
                          C/O APOLLO MANAGEMENT, L.P.
                          1301 AVENUE OF THE AMERICAS,
                                   38TH FLOOR
                           NEW YORK, NEW YORK  10019
                                 (212) 261-4000


(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

    MICHAEL D. WEINER, ESQ.                    JOHN J. SUYDAM, ESQ.
     APOLLO ADVISORS, L.P.              O'SULLIVAN GRAEV & KARABELL, LLP
   1999 AVENUE OF THE STARS,                  30 ROCKEFELLER PLAZA
          SUITE 1900                              41ST FLOOR
 LOS ANGELES, CALIFORNIA 90067              NEW YORK, NEW YORK 10012
        (310) 201-4100                          (212) 408-2400




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        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated June 30, 1997 (the "Schedule 14D-1") of Three Rivers Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Three Rivers Holding Corp., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of SMT Health Services Inc., a Delaware corporation (the "Company"), including the associated Rights, at a purchase price of $11.75 per Share, net to the seller in cash, without interest, as set forth in the Schedule 14D-1.

Item 10.  Additional Information.

        A copy of the text of Parent's and Company's press release dated July 10, 1997 with respect to early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is filed as Exhibit (a)(9) to the Schedule 14D-1 and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

        (a)(9) -- Text of Press Release dated July 10, 1997, issued jointly by Parent and Company.



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                                   SIGNATURE

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 1997

                                        Three Rivers Acquisition Corp.

                                        By: /s/ JOSHUA HARRIS
                                            ---------------------------
                                            Name:  Joshua Harris
                                            Title: Vice President

                                        Three Rivers Holding Corp.

                                        By: /s/  JOSHUA HARRIS
                                            ---------------------------
                                            Name:  Joshua Harris
                                            Title: Vice President